Value creation

CREATING VALUE THROUGH TWO DISTINCT BUSINESSES

Our integrated value chains, centred on our gas-to-liquids, coal-to-liquids, ethane cracker and chemical processes, are at the heart of our differentiated value proposition. We continue to leverage off the benefits of the value chains, as well as improve our processes to ensure safe, reliable and efficient operations with reduced environmental impacts.


CHEMICALS
Feedstocks
Processes
Operations
Products
Ethylene
Kerosene, slack wax and aluminium
Ethane
Chemical feedstock from SSO
Chemicals processes
Eurasian Operations
North American Operations
Sasolburg Operations
Secunda Chemical Operations
Chemicals
Performance Chemicals
Organics
Wax
Advanced materials
Will deliver value by transforming the portfolio towards specialty products through selective divestments and pursue high value growth by extending our market leading positions through acquisitions and leveraging our well invested global asset base
Base Chemicals
Polymers
Solvents
Explosives
Fertilisers
ENERGY
Feedstocks
Processes
Operations
Products
Coal
Coal-to-liquids (CTL) process
Natural gas
Mining
Exploration and Production International
GTL and CTL processes
Gas-to-liquids (GTL) process
Natural gas
Coal
Crude oil
Secunda Synfuels Operations (SSO)
Natref
Fuels
Electricity
Gas
Fuels
Energy
Liquid fuel
Jet fuel
Energy for factories/homes
Gas-to-power
Will focus on securing affordable, lower carbon feedstock, optimising the value chain to yield better cash returns, reducing our GHG footprint and supplying more sustainable products